FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For June 01, 2022
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

1 June 2022

NatWest Group plc

NatWest Group's Phased Withdrawal from the Republic of Ireland:  Ulster Bank Ireland DAC announces signing of Legally Binding Agreement to sell its performing tracker and linked mortgage portfolio to Allied Irish Banks, p.l.c.

As part of the phased withdrawal from the Republic of Ireland, NatWest Group ("NWG") and Ulster Bank Ireland DAC ("UBIDAC") have entered into a legally binding agreement to sell a c.€6bn performing tracker and linked mortgage portfolio to Allied Irish Banks, p.l.c. (a subsidiary of AIB Group p.l.c.) ("AIB").  Credit risk-weighted assets in relation to this portfolio were c.€2.3bn as at 31 March 20221.

Completion of this sale, which remains subject to obtaining any relevant regulatory approvals and satisfying the conditions of the legally binding agreement, is expected to occur in Q2 2023.

UBIDAC now has binding agreements2 in place for c.90% of its total gross customer lending portfolio and c.75% of credit RWA as at 31 March 2022.

The indicative pricing of this sale is in line with expectations and our previous guidance of €300m disposal losses relating to the withdrawal from the Republic of Ireland, however the exact timing depends on the final terms and timing of the completion of the transactions.

The phased withdrawal continues to be expected to be capital accretive to NWG.

NWG CEO Alison Rose said:

"Today's announcement is another key milestone in our phased withdrawal from the Republic of Ireland. Our priority remains to support our customers and colleagues through this transition and we will be working closely with AIB to ensure the successful completion of this transaction."

NWG and UBIDAC will provide further information at the appropriate time.

For further information, please contact:

Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 (0) 20 7672 1758

NWG Media Relations
+44 (0) 131 523 4205

Ulster Bank Media Relations
+353 87 7739 750

1.     Risk weighted assets are based on internal estimates and may differ from what AIB recognise following transfer of assets.
2.     On 19 February 2021 Natwest announced its intention to begin a phased withdrawal from the Republic of Ireland. During 2021, Natwest Group announced binding agreements with Allied Irish Banks p.l.c. (28 June 2021 https://otp.tools.investis.com/clients/uk/rbs3/rns/regulatory-story.aspx?cid=365&newsid=1487116) and with Permanent TSB p.l.c. (17 December 2021 https://otp.tools.investis.com/clients/uk/rbs3/rns/regulatory-story.aspx?cid=365&newsid=1537175) for the proposed sale of performing loans and a subset of branches.

Forward-looking statements

This document contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, such as statements that include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'will', 'plan', 'could', 'probability', 'risk' 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as NWG or UBIDAC's future economic results (including estimated risk weighted assets, losses on disposal and withdrawal costs), business plans and strategies. In particular, this document may include forward-looking statements relating to NWG and/or UBIDAC in respect of, but not limited to: NWG's phased withdrawal from the Republic of Ireland and any agreements relating thereto and NWG and/or UBIDAC's future economic results, business plans and strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to: the actual timing of the completion of the relevant sale, movements in the loan balances before completion of the relevant acquisition and the continued application of the going concern assumption to UBIDAC, future acquisitions or divestments, the outcome of legal, regulatory and governmental actions and investigations, the level and extent of future impairments and write-downs (including with respect to goodwill), legislative, political, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, interest and exchange rate fluctuations, general economic and political conditions and the impact of climate related risks and the transitioning to a low carbon economy. These and other factors, risks and uncertainties that may impact the above, and any forward-looking statement or actual results are discussed in NWG's UK 2021 Annual Report and Accounts (ARA) (see Risk Factors in the ARA, including the risk factor entitled 'NatWest Group continues to implement its Purpose-led Strategy, which carries significant execution and operational risks and may not achieve its stated aims and targeted outcomes'), UBIDAC's 2021 Annual Report and Accounts (including the sections entitled: "Principal risks and uncertainties,"" Material Uncertainty related to going concern" and "Going Concern" ) and NWG's filings with the US Securities and Exchange Commission, including, but not limited to, NWG's most recent Annual Report on Form 20-F and Reports on Form 6-K. The forward-looking statements contained in this document speak only as of the date of this document and NWG and UBIDAC do not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except to the extent legally required.

Legal Entity Identifier: NatWest Group plc - 2138005O9XJIJN4JPN90, UBIDAC - 635400KQIMALJ4XLAD78

Date: 01 June 2022

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary